Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
Fax: (212) 735-2000
          March 12, 2007
Via EDGAR
United States Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:	Nicholas P. Panos, Esq. Special Counsel

RE:	Registration Statement on Form S-4
File No. 333-140001
Filed February 6, 2007
Schedule TO-T; File No. 5-47839
Filed January 16, 2007 by Express Scripts, Inc.

Dear Mr. Panos:
          On behalf of Express Scripts, Inc. (“Express Scripts”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated February 22, 2007 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-4 (file no. 333-140001) filed on February 6, 2007 (the “Registration Statement”) and the Schedule TO-T (file no. 5-47839) filed on January 16, 2007, as amended (the “Schedule TO”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below. References in this letter to page numbers and section headings refer to page numbers and section headings in the Registration Statement (and the prospectus/offer to exchange contained therein). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Registration Statement.

          On the evening of March 9, 2007, Express Scripts filed, via EDGAR submission, Amendment No. 2 to the Registration Statement and Amendment No. 15 to the Schedule TO reflecting, as appropriate, the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate by Express Scripts. We have supplementally provided a blackline of the Registration Statement marked against our February 6, 2007 filing to facilitate the Staff’s review.
Form S-4/A

Exchange of Shares of Caremark Common Stock..., page 7

1.	We note page 37 has been amended to fully comport with the requirements of prompt payment under Rule 14e-1(c). The information under this heading, however, still provides that shares of Caremark will be exchanged or returned as promptly as practicable after the expiration of the tender offer. Please revise the disclosure to remove the implication Express Scripts does not intend to promptly return the tendered securities.

Response: In response to the Staff’s comment, Express Scripts has revised the information under heading on page 7 of the prospectus/offer to exchange to indicate that Express Scripts will promptly return any tendered shares of Caremark common stock that are not accepted for exchange following the expiration or termination of the exchange offer.

Conditions of the Offer, page 52

2.	In view of the existence of a financing condition, we are continuing to evaluate the response to prior comment number 9. Please confirm Express Scripts’ understanding that this comment has not yet been resolved.

Response: Express Scripts notes the Staff’s comment and confirms its understanding that the Staff’s prior comment number 9 (as contained in the Staff’s letter to Express Scripts dated January 25, 2007) has not yet been resolved. Express Scripts would like to reaffirm its response (as indicated in its February 6, 2007 letter) to the Staff’s prior comment number 9.

3.	We note the response to prior comment number ten. Please revise the Form S-4 to remove the implication that Express Scripts reserves the right to conduct an illusory offer.

Response: Express Scripts notes, and respectfully disagrees with, the Staff’s position that the referenced language implies that Express Scripts is reserving the right to conduct an illusory offer. As an initial matter, Express Scripts confirms to the Staff that, if it were to expressly determine to waive the assertion of a triggered condition, that it would not subsequently attempt to reassert the failure of such condition.[1] Because Express Scripts has made an unsolicited offer for Caremark and Caremark has so far determined not to have any discussions or contact with Express Scripts, Express Scripts does not have access to any non-public information regarding Caremark (and may not have such access during the pendency of the offer). Express Scripts cannot commit in advance to either waive a condition or terminate its exchange offer based upon the failure of such condition because there may very well be no way for Express Scripts to (i) reasonably evaluate, based upon all information (both public and non-public) whether a condition has indeed been triggered or (ii) determine the nature of the facts and circumstances giving rise to the actual triggering of a condition so as to be able to make a reasonable judgment whether to waiver such condition.
Express Scripts also reiterates its position that certain conditions by their nature may fail to be satisfied during the pendency of the offer but can be cured prior to the expiration of the offer. For example, a court or other governmental authority could temporarily enjoin Express Scripts from entering into a transaction with Caremark or the ability of Express Scripts to solicit the approval of Express Scripts’ stockholders to issue shares of Express Scripts common stock in connection with the exchange offer.[2] Under the Staff’s position, Express Scripts would be left with no choice but to terminate the exchange offer in response to a preliminary injunction because there could be no guaranty that such injunction would be lifted and, faced with this uncertainty, Express Scripts would never be able to waive such a condition.

Additionally, Express Scripts again notes that the Staff’s position effectively makes it impossible for a party to commence an unsolicited tender offer for the common stock of a company that does not have a rights plan in place if such target company determines to thereafter enact a rights plan. We are not aware of any transaction in which a rights plan has been triggered or where an acquiror has purchased shares of a target’s common stock without the terms of an applicable rights plan being amended or waived. We note that target company boards often enact rights plans in order to give themselves a lever in negotiating better terms from a potential suitor and that courts have approved use of rights plans for this reason.[3] The Staff’s position suggests that a target who adopts a rights plan following the commencement of a tender offer forces a bidder into either (i) waiving the condition regarding such rights plan (therefore placing the bidder in an unprecedented and economically untenable position) or (ii) terminating the tender offer. If this were the case, the Staff has effectively created an impregnable takeover defense

[1]	In instances where Express Scripts has determined that a condition was triggered, such as Caremark and CVS’s amendment of their merger agreement, Express Scripts has amended the offer to incorporate the merger agreement “as amended” and has thereafter restated its condition relating to such amendment (see our description of the Caremark/CVS merger agreement on page v of the current prospectus/offer to exchange.

[2]	We note to the Staff that a preliminary injunction is not unheard of in corporate control transactions and that, in fact, Caremark’s stockholders meeting regarding the CVS/Caremark merger has been enjoined by the Delaware Court of Chancery two separate times.

[3]	Courts typically frown upon target boards who enact rights plans as a means for entrenchment of management.

for target companies in unsolicited transactions, as the mere fact of the adoption of a rights plan would require a bidder to immediately terminate its offer. We do not believe that this is the result that the Staff intends; it would be contrary to the SEC’s purpose of protecting stockholders, as a well-advised board can often use a rights plan to gain additional time to extract better value for a company’s stockholders in the context of a change of control transaction.

For these reasons, and for the reasons outlined in our February 6, 2007 letter to Staff, Express Scripts believes it should have the right to proceed with the offer (without having been deemed to waive its right to invoke a condition that is clearly disclosed in the prospectus/offer to exchange) and test the satisfaction of conditions at the expiration of the offer.

Where You Can Find More Information, page 96

4.	The Form S-4 incorporates Caremark’s Form 10-K filed March 2, 2006, except for the report of Caremark’s independent public accountants contained therein. Because exemptive relief from Rule 437 has not been granted, please confirm that Express Scripts will not expressly or implicitly disclaim liability for the Caremark financial statements.

5.	If Express Scripts is unable to receive the cooperation from Caremark and consent from their independent accountant following the best efforts to obtain such cooperation and consent, please submit a written request for a waiver of the consent pursuant to Rule 437 of Regulation C. The request should be directed to the Office of the Chief Accountant of the Division of Corporation Finance, and should, at a minimum, include the following:
•	an original, manually signed affidavit in the request documenting the specific actions to obtain Caremark’s cooperation as well as the auditor’s consent; and

•	all correspondence evidencing the attempt to obtain such consent.
If the request for a waiver is accepted, please confirm Express Scripts will disclose, without naming the auditor, that although an audit report was issued on Caremark’s financial statements and included in the corresponding Form 10-K, the auditor has not permitted the use of their report in the registration statement.

Response to Comments 4 and 5: Express Scripts submits that it has been acting in good faith to obtain the required consent of Caremark’s current and former auditors. Express Scripts has, on the date hereof, submitted a written request to dispense with the written consent of Caremark’s auditor pursuant to Rule 437 of Regulation C to the Office of the Chief Accountant of the Division of Corporation Finance with the SEC which includes the information referred to in the Staff’s comment number 5. A copy of this letter has been enclosed supplementally for your convenience). The prospectus/offer to exchange currently does not disclose the names of Caremark’s current and former auditors and has disclosed that the auditors have not permitted the use of their report in the registration statement. We have explained that Express Scripts has applied for a waiver of the requirement to provide such consent pursuant to Rule 437 of Regulation C. Express

Scripts has also amended the prospectus/offer to exchange to disclose that absent such consent or waiver, there is a risk that the registration statement may not be declared effective and that shareholders may not be able to recover against Caremark’s auditors under Section 11 of the Securities Act.
* * *
          If you have any questions with respect to the foregoing, please contact me at (212) 735-2770, Howard Ellin at (212) 735-2438 or Ken Wolff at (212) 735-2681.

Very truly yours,
/s/ Lou R. Kling
Lou R. Kling

cc: Thomas Boudreau, Express Scripts Senior Vice President and General Counsel

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